UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE GENLYTE GROUP
INCORPORATED
(Name of Subject Company (Issuer))

GOLF MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

372302109
(CUSIP Number of Class of Securities)

Joseph E. Innamorati, Esq.
Golf Merger Sub, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104
(212) 536-0641

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Neil T. Anderson, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4960

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*                           A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	N/A N/A N/A N/A

☒                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                    third-party tender offer subject to Rule 14d-1.

☐                      issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Forward-looking statements
This written material may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Koninklijke Philips Electronics N.V. (“Philips”) and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Additional Information
The tender offer described in this written material has not yet commenced, and this written material is neither an offer to purchase nor a solicitation of an offer to sell the common stock of The Genlyte Group Incorporated (“Genlyte”). Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this written material when they become available because they will contain important information. The tender offer statement will be filed by Philips with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Genlyte with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Philips or Genlyte with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Genlyte at irelations@genlytegroup.com.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD ON NOVEMBER 26, 2007 AT 10:00 AM CST.

FINAL TRANSCRIPT

Thomson StreetEventsSM

PHG - Royal Philips announced agreement to acquire Genlyte - Conference Call

Event Date/Time: Nov. 26. 2007 / 4:00AM ET

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© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS

Pierre-Jean Sivignon

Royal Philips Electronics - EVP, CFO

Theo van Deursen

Philips Lighting - EVP, CEO

CONFERENCE CALL PARTICIPANTS

Ali Khwaja

UBS - Analyst

Martin Wilkie

Deutsche Bank - Analyst

Alex Surla

Merrill Lynch - Analyst

Timm Schulze-Melander

Bear Stearns - Analyst

Simon Smith

Citigroup - Analyst

Francois Meunier

Cazenove - Analyst

Swantje Conrad

JPMorgan - Analyst

Didier Scemama

ABN AMRO - Analyst

Jan Berghuis

Kempen & Co. - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Royal Philips Electronics conference call on Monday, 26th of November 2007. Following today’s announcement of the agreement to acquire Genlyte, a leading North American luminaires manufacturer. For the introduction by Mr. Pierre-Jean Sivignon, Chief Financial Officer who at this moment is in Bareilly, India. All participants will be in a listen-only mode. After the introduction there will be an opportunity to ask questions of Mr. Pierre-Jean Sivignon, as well as Mr. Theo van Deursen, Chief Executive Officer of Philips Lighting who is in Amsterdam. (OPERATOR INSTRUCTIONS). Please note that this call will be recorded and is available by webcast and website of Royal Philips Electronics. I will now hand the conference over to Mr. Pierre-Jean Sivignon; please go ahead, sir.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

Good morning. We are very excited at Philips to be able to announce today the agreement to acquire Genlyte, the number two luminaires manufacturer in North America. We are making an all-cash offer of $95.5 per share implying a total equity value of approximately $2.7 billion. This implies a transaction multiple of 11.3 times, the EBITDA estimated for 2007. Genlyte designs, manufactures and sell lighting fixtures, controlled and related products for a wide variety of application, including solid-state lighting.

The Company is best-in-class amongst the US luminaire players and generated sales of $1.6 billion at an EBITDA margin of 14.9% over the last 12 months up to September 2007. Genlyte has achieved a very solid growth record in recent years and is known for its high-end and innovative product offering. 88% of revenues in 2006 were related to commercial and industrial markets with the remainder coming from the residential market.

This transaction will create the number one lighting company in North America and will position Philips as a leading global luminaires company. Philips and Genlyte are planning to grow the business by introducing Philips’ innovative greener technology in North America through Genlyte’s extensive contacts with distributors, architects and designers, and by introducing Genlyte’s products to an international market. It leverages Philips earlier successful acquisitions of Color Kinetics, Partners in Lighting, TIR and Lumileds. And it signals continuing investment in all lighting business. The transaction meets all Philips’ acquisition criteria.

Acquiring a luminaires company in the United States is of strategic importance to Philips as it offers significant benefit in the rollout of green lighting technologies. The growth opportunity exists in the installment business of innovative lighting solutions. Market-driven innovation is key when customer needs are changing and luminaires and controls activities are closest to end-users. Genlyte has very strong relationships with architects and specifiers in the United States, the world’s largest lighting market and as such can function as our spearhead in developing green lighting markets.

We are anticipating this acquisition to be EVA positive after year four, based on synergies in the areas of cost savings opportunities in manufacturing and procurement by leveraging our global scale, revenue opportunities from selectively expanding Genlyte’s sales internationally under the Philips brand by leveraging Philips’ global distribution network, as well. And the accelerated adoption of greener technologies including solid-state lighting solutions.

Genlyte’s Board of Directors has unanimously approved the transaction and will recommend the offer to its shareholders. We expect to launch the offer within five days and hope to close the transaction in the first quarter of 2008. Genlyte will be integrated into the luminaires business group within Philips Lighting. Together with Theo van Deursen, the CEO of Philips Lighting I am now willing to answer questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS) Nicolas Gaudois.

Ali Khwaja - UBS - Analyst

My name is [Ali Khwaja] calling on behalf of Nicolas Gaudois from UBS. I have two questions. Number one, is there any overlap between Color Kinetics and Genlyte, and if so how do you plan to resolve that? And secondly, will there be any acquisition related charges and if yes, then what will be the range for those charges? Thank you.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

Sorry I couldn’t hear your first questions. Could you repeat?

Ali Khwaja - UBS - Analyst

Are there any overlaps between the business of Color Kinetics that you acquired last year and Genlyte because both operate in the US market? And if so, how do you plan to reconcile them? And secondly, are there any acquisition related charges to this acquisition?

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think to the first questions the overlap with the Color Kinetics SSL business to this day is minimal. So this is an opportunity, of course. And to the second questions, do we have acquisition charges, I think you will have those details in the full document which will be released in the days to come. But we expect to have about $20 million of legal costs I think on the other side, and I’m not aware of any other costs at this particular point.

Ali Khwaja - UBS - Analyst

Thank you.

Operator

Martin Wilkie.

Martin Wilkie - Deutsche Bank - Analyst

Deutsche Bank. A couple questions. Could you just let us know organically the growth light at Genlyte’s for the last 12 months or where you are looking at that and how that compares to the existing growth light within the Philips lighting division? And secondly, just on the synergies, you mentioned they should be EVA positive I think after year four. But if you could just let us know what you’re assuming as part of that; I think the comparison you give on slide 17 is pre synergies. Could you just quantify perhaps some of these manufacturing and procurement synergies that you’re seeing as part of the transaction. Thank you.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

In terms of Genlyte’s growth to give you numbers, the growth of Genlyte in the last — if you look at the last three years in a market which has grown at about 3% as an average, there the minimum growth was 12%. And their growth excluding acquisition which is organic, has been 8%. If I now compare that to the growth of lighting, the existing portfolio of lighting, the organic growth of lighting has been actually gradually increasing to reach the guidance that we are for this year which is at 6%. So I would say that both in terms of nominal as well as in terms of organic, the growth of Genlyte has been ahead like for like, of Philips’ current portfolio.

Now to your question on the synergies, yes, I think we have — I have given you as much as I could in terms of the territories where we have synergies, where synergy will be both on the cost side because of course we will have capabilities to buy by grouping the two companies together there as well on the revenue side obviously. To the first question which was raised does that include any business today coming from in particular Color Kinetics? The answer was it is quite small today, but we obviously plan to obviously capitalize on that quite a bit. So if you include those synergies which could represent I think in terms of EBITA impact on the horizon of 2009, 2010, I would say on the revenue side probably around 30 million. In terms of impact on EBITA on the cost side, I would say an amount in that vicinity as well. Those are the kind of overall impacts of the synergies on Philips Lighting for this acquisition.

And as I mentioned in terms of EVA accretion it should be EVA accretive after year four using WACC, which would be at 8.4%. And the one other thing I want to mention which I think is quite important is that in terms of multiples, we are basically paying for this company a multiple of 11.3 times the EBITDA of ‘07. And if you look at the way the Philips business is valued today excluding Genlyte, and that is all before synergies of course brought by this deal, we are valued at 13.5 times. So I think the other interesting thing is we pay 11.3 times EBITA, which we bring to a business which is today valued at 13.5 times. And I’m using ‘07 multiples.

Martin Wilkie - Deutsche Bank - Analyst

Thank you very much.

Operator

(OPERATOR INSTRUCTIONS) Alex Surla.

Alex Surla - Merrill Lynch - Analyst

Alex Surla, Merrill Lynch. If I could just follow up on this last question when we talk about $30 million in revenue synergies on EBITA line and $30 million of cost synergies on EBITA line for a combined $60 million, is that in euros or in dollars?

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think those numbers in — let me check — first of all those numbers are as usual as you know very conservative. I think those numbers are in dollars. Give me one second.

Theo van Deursen - Philips Lighting - EVP, CEO

No, I have to correct it. The numbers are in the euros.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

Euros, okay so euros.

Alex Surla - Merrill Lynch - Analyst

And the second question I had is in terms of strategy for this business going forward apparently was run quite as a decentralized business with multitude, multitude of different brands. What is your strategy with this business? Will you try to consolidate or run it as decentralized? A little bit of color there.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think I will let — Theo, I think you should answer that.

Theo van Deursen - Philips Lighting - EVP, CEO

If you look to the United States today we have hardly any activity except what we have just acquired in the form of Color Kinetics, which is specified in the sector of solid-state lighting. So this activity in the United States can run as a separate business unit within the business group of luminaires; and as such there is no need to integrate that further. If you look to the brand, today it is a house of brands under the umbrella name of Genlyte. Tomorrow this will be an umbrella name of Philips. But we will keep the existing brand names for the various activities for the time being.

Operator

(OPERATOR INSTRUCTIONS) [Olubunmi Asaolu]

Unidentified Participant

Good morning. This is (Olubunmi Asaolu) from Lehman Brothers. I just had a quick question on the size of the acquisitions. This acquisition that you’ve announced this morning is clearly the largest in many years. I know you haven’t given this early a target in terms of size, but should we assume that within Lighting, Medical or DAP that you’re not necessarily bound by particular size? Could you go well above this sort of level if you were to acquire, what would you expect going forward?

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think what drives acquisition is value. I think in this particular case I think I like to insist on this issue of the multiple. I think it is all about in this particular case buying something which is totally synergistic with absolutely no overlap. And in a situation where it is immediately creating value in terms of multiple and in terms of EVA, I answered that as well. It is indeed larger than what we have done, but it is at the same time in a business where we are world leader by now with this particular project and with a very well-established management and a very strong track record. So I will say that we feel quite comfortable vis-a-vis the size of this acquisition; on top of that as you know luminaires is not a new business for us. We have a strong presence today in Europe as well as in Asia. So for all those reasons I think the size seems to us absolutely manageable.

On top of that it is a premium company, very well run with no headaches. Now vis-a-vis the size of the businesses that Philips might acquire I think we — our story there hasn’t changed. We’ve been quite explicit at saying that we were looking at the deals which were obviously of the same size of what we’ve done in the past, but we were looking at deals as well which were medium-size and you could call this deal of a medium-size, larger than the past. And we feel that in the businesses that you have mentioned which are domestic appliances as well as medical, that size of deal is something that we could be looking at. We’ve done that by the way in the past. The reason why it didn’t happen in the past is that we couldn’t find deals we were comfortable with. So I would say nothing really new there. What’s probably new is the fact that we could find a medium-size deal which was making us comfortable in terms of capability to digest synergies and value creation.

Theo, do you want to say anything about the size of Genlyte versus your existing lighting business?

Theo van Deursen - Philips Lighting - EVP, CEO

No, what is important to mention that Genlyte is a very pure play company, so it is only luminaires. So we do not buy anything that doesn’t fit in the total. It is an area that we control very well and we have a lot of experience in, and I think the company in the US has been extremely well run. So there should be no issue in incorporating this into Philips Lighting.

Operator

(OPERATOR INSTRUCTIONS) Timm Schulze-Melander.

Timm Schulze-Melander - Bear Stearns - Analyst

Bear Stearns. One question, one follow-up for Theo please. The first, who should we expecting to run the Philips Lighting business in the U.S.? Maybe if you could just sort of give us quick outline as to how Larry Powers and Bill Ferko may or may not be part of that. And then secondly, within Genlyte can you just give us some sort of sense as to how, what percentage of revenues are represented by solid-state lighting? Thanks.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

Theo, I think probably you can take both questions.

Theo van Deursen - Philips Lighting - EVP, CEO

Yes, I will take them both. First of all, we are very happy to tell that Larry Powers has agreed to stay on, and we are very happy with that because he has been running this company in an excellent form so he will stay on for the next coming time. And after that we will see. Bill Ferko will also stay on. So most of the management team or in fact, the whole management team will stay, and we have signed up with all of them. Such there should be no issue, and the second question was around —.

Timm Schulze-Melander - Bear Stearns - Analyst

Percentage of revenues represented by solid-state lighting.

Theo van Deursen - Philips Lighting - EVP, CEO

In the Genlyte turnover actually solid-state lighting is very minimal but growing, and there we can add value because the capabilities we have acquired with Color Kinetics in the United States can be easily rolled out into the Genlyte portfolio.

Operator

(OPERATOR INSTRUCTIONS) Simon Smith.

Simon Smith - Citigroup - Analyst

Citigroup. The question I had was just if you could maybe give us some understanding as the underlying assumptions to your view that it would be EVA accretive by year four. Obviously you’ve given us a sort of broad feel for what you’re looking for in terms of synergies, but I guess you are buying into a business which is being driven more by the US commercial construction cycle. I guess within that your assumptions have made some views, I just wondered if you could maybe let us know what assumptions you’ve made to the growth of those underlying markets over the next three to four years. Thank you.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I can certainly give you a little bit more flavor there. I gave you the fundamental in terms of the ratios WACC that we used. What I can add to this in terms of business scenario, we, as you know, Genlyte is essentially almost 90% exposed to the commercial market and less than 10% exposed to the residential market. What we used for the next few years we used a market of commercial which will grow at around 3%, 3% plus. And we’ve assumed that over those next few years we would be able to add a couple points on the back of the innovation we will bring, as well as the kicking in of SSL in particular, as well as the increased awareness obviously of cost of ownership facing the, obviously the related to the cost of energy which is becoming a bit of an issue as everybody knows in North America. So in terms of revenue, 3+ on the fundamental market of reference; which by the way as I have said Genlyte has consistently outgrown. And we’ve added a couple of points on the back of the revenue synergies that I just mentioned. This would be the scenario, the revenue scenario we’ve used for the next few years.

Simon Smith - Citigroup - Analyst

Okay because I — I mean it almost, I mean the follow-up question, it almost just seems to be a little bit conservative. Because if you start off from the assumptions that you have in here of the sort of forecast in the markets, profitability of the business and the numbers that you’ve included within your slides and in the implication for 2007 plus your synergies, it seems to be almost sort of zero growth coming through. I am not sure whether I am —.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

As you know we’ve been sometimes criticized for that but we’ve had a habit historically to be extremely conservative on synergies. We are giving you total transparency. We take pride at being capable to say on the road that we consistently [bar] or exceed the track record that we have announced at the time of the acquisition when we do post-mortem. Because we are very very – since we are in capital reallocation as you know we’ve always squeezed rightfully so on the performance of our acquisition. And we always take the position to be very conservative at the time of the announcement. Are we conservative? Probably. This is why we have some comfort in talking about the EVA accretion after year four. But we feel comfortable to be obviously at a time we build a track record on our recent string of acquisitions. We feel good to be able to say that we exceed those consistently. And I think with all due respect we would like to keep it like this. It probably will exceed those numbers but I think that is what we would like to communicate as that today.

Simon Smith - Citigroup - Analyst

One last final follow-up; obviously this is going to — this deal very much changes your relationship with your existing partners in the US. You’ve obviously not really had a presence in luminaires. You’ve sold through or sold in partnership with a large third party play. How do you see this particularly changing that relationship going forward?

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I will just answer briefly and I will let really Theo talk about it. The one thing I will say is you are correct for the United States. We were essentially supplying basically the components in the US. We were not in the luminaires. But as you know, we are in luminaires in Europe today and we are facing the kind of situation we will be facing now in the US. We are an important luminaire player, and we are selling as well components to the other players. So the model that you’re describing as being our future model for the US, is actually for years our model currently in Europe. So it is a situation that we’ve proven that we are capable of handling. But Theo maybe you should probably dwell on that.

Theo van Deursen - Philips Lighting - EVP, CEO

First of all, if you look to the luminaire markets in the United States and most of the luminaires are supplied without lamps in it. So it doesn’t hurt too much our lamps business in the US. If you look to the lighting and electronics where we have a strong position in the US, then I must say that we are now a supplier of components as well as luminaires so we are in competition with our customers. But this is a situation that happens more and more in large companies where at the same time you’re a supplier of components or you’re a supplier and at the same time you can even be a customer or a competitor. And we have proven in our track record in Europe that we can very well handle to separate these businesses so that companies still feel a trust in us as the supplier even if we are a competitor at the same time.

Simon Smith - Citigroup - Analyst

Thank you.

Operator

(OPERATOR INSTRUCTIONS) Francois Meunier.

Francois Meunier - Cazenove - Analyst

Cazenove. I got two questions. The first one is on the timing of the acquisition. The share price of Genlyte has gone up, been multiplied by four in the past four years. Is it for you a good time to buy? Could you have done it earlier, say two or three years ago? Second question would be on the share buyback. I guess everyone is watching the Dutch Parliament on (inaudible). We will have authorization to buy — to make more share buyback in the tune of EUR5 billion. What is the impact of this acquisition potentially limiting the size of the share buyback next year?

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think to answer your first question you have obviously to do things — to do M&A you have to do things in (technical difficulty) we feel, and I will let Theo dwell on that. But we certainly feel strategically that the cost of ownership as well as the green wave, but certainly the cost of ownership in particular in the professional businesses which represents 90%, 85 to 90% of the overall Philips Lighting business, we believe that those trends are now very much in place and certainly there to stay. That is one thing.

The second thing is our position in SSL is actually quite recent. As you know, it started with us taking a position, majority and the full control of Lumileds successfully two years and a half ago. But our position in luminaires, which was basically triggered by C. K., Color Kinetics and TIR. That is only a few months ago. Color Kinetics is an acquisition we could close only back in August ‘07; that is only a few weeks back actually. So we felt that we wanted to absolutely lock in those technology moves in order to have the maximum chance to leverage our position in the luminaires in North America. So not only I would say the drivers of cost of ownership and green lighting were there but the technology weapon is something that we only took control of two months ago. And I think that explains a lot of the sequencing of those events. So before I go into capital reallocation, maybe Theo you might want to comment on the timing and the sequencing of events.

Theo van Deursen - Philips Lighting - EVP, CEO

First of all, if you go a few months back and the stock price of Genlyte was still $87, so it was not that cheap a company as it would be today. And second, we needed to have first the control over the technology, especially in solid state lighting and especially on the IP portfolio to be able to be active in the US market. Now while that has been done now it is fairly easy to roll that out with a company that has excellent contacts with end-users, with architects and lighting designers. So now we can make use of all those contacts in bringing those new technologies to market in a very easy way.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

Okay, so to come back to your point, related to recent I would say progress made in the Netherlands, it is correct that the first chamber has actually voted a couple of days ago a change, an important change in the formula. I am not going to go into all the details because I assume everybody or most people around the phone know that formula, the thing is that what used to be 10 times the average dividend of the average of the previous five calendar years minus the buyback of the four calendar years, that multiple of ten has been proposed to be voted up to 20. I think so one of the chambers has voted that a few days ago.

This will have to be confirmed by a second voted at the Senate, which is expected sometime around 17th, 18th of December and shortly after that if this were to be the case, then this could become law, so we still have to see that. So as Philips I can’t comment on the importance of this versus the mix. As you know, we’ve always in the past been very, very careful about doing our moves tax-free. So this is something that if it were to be confirmed we consider clearly as important; and as we’ve said, we would come back to the market on the mid-January essentially with the next news on capital relocation. And I would like to leave it at that particular point, but we certainly see potential progress at the Dutch Parliament as big news.

Francois Meunier - Cazenove - Analyst

Thank you very much.

Operator

(OPERATOR INSTRUCTIONS) [Swantje Conrad]

Swantje Conrad - JPMorgan - Analyst

[Swantje Conrad], JPMorgan. I wanted to follow up on the theme of the outlook for the US construction market and actually ask the other way around. Given that I think there is quite some serious concern that the US construction both residential and commercial are going to be hit quite hard over the next 12 to 18 months, can you walk us through a little bit how much consideration that you have taken of that in determining whether to make your move now or in six months time or in 12 months time? Or is there something else we should be aware of?

And then I just wanted to confirm your press release states that you signal continued investment in lighting. Does that mean that we should expect more acquisitions on the lighting side?

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I will answer those two questions. And Theo, I think certainly feel free to complement. In terms of timing, first of all I want to emphasize that you have to make a big distinction between which you have in your question between residential and commercial. Genlyte is almost a pure play in commercial. I think what we call industrial and commercial across North America with only up to 10% on the residential side. As far as the timing of this acquisition I think Theo mentioned that we obviously were very much waiting to have a very strong feeling about technology because in terms of long-term leverage, in particular long-term leverage on the back of cost of ownership we believe that SSL will play a key role. And we believe that luminaire in particular in the professional market will be obviously quite key, as well.

So we felt that once the stock price had actually started to come down, we felt that adding very much what we needed in terms of technology and given that the two trends which I just referred to which is the cost of ownership as well as a green wave are there to stay. We felt the whole thing was a good timing. We are fully aware that the next 12 to 18 months could be difficult. But as I mentioned, we are only 90% — sorry we are only 10% on the residential side. We’ve taken conservative approach in our model as an answer to the previous question. And we are looking at this certainly as I would say mid to long-term play, even though we are happy to say that we will be EVA accretive after four years. So all in all listing all those parameters we felt that the timing was actually a good timing. Theo, do you want to add something there?

Theo van Deursen - Philips Lighting - EVP, CEO

Yes, Genlyte has been able to grow despite so-called residential construction cycle in the past, so they have proven that with their high reliance on commercial and industrial; they have been able to outpace the market. If you look forward then we expect still the home residential market to grow because the principal conditions for that market are still good. So we do not expect that Genlyte will be hurt by the slowdown in the residential market. And the part that the Genlyte is in the residential market is only 12% but that is in the high-end residential market which will be less affected than the lower and mid end residential market. So we think still this is a good moment to acquire Genlyte.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

To your questions on the further M&A in the domain of lighting, if you look at the NOC of Philips before this acquisition, the NOC of Philips was 11.5 billion invested 36% in lighting. And when that acquisition will have closed, you will look at a NOC of Philips — and I am using of course the NOC numbers which have been published at the end of September ‘07. You will look at a NOC of Philips of 13.4 billion which will be 45% in lighting. So I think if you look at the last couple of years we have invested probably a bit more money in lighting over that period of time versus other businesses.

But on the other hand as we said earlier on in this call we have now created a business which is growing at 6% which is now valued at a multiple of — and I am using ‘07 multiple of 13.5 times — which is certainly creating value for Philips. And again, in a world where we are now the leader and as I said in a world which is sustained by two long-term mega trends which are cost of ownership and green wave, which are respectively impacting the I would say the consumer side, as well as the professional side. So that is to say that we can’t exclude some additional M&A. I think we’ve done a lot. We feel good about what we’ve done. There could be some more but we certainly are feeling quite comfortable about the wave of acquisition we’ve done in particular in ‘07. Any comments on your portfolio in lighting?

Theo van Deursen - Philips Lighting - EVP, CEO

You are asking me?

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think would you want to complement on your portfolio in the lighting post Genlyte?

Theo van Deursen - Philips Lighting - EVP, CEO

I think in principal you did very well. With Genlyte we have closed one of the very few white spots that we still had, which was the luminaire’s position in the United States. As far as the mega trends in lighting which means energy-saving lighting solutions as well as solid-state lighting, which will conquer this world very fast. We are now extremely well positioned in our view especially with the acquisitions we did in the past period.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think I would like the audience to go to the page 12, page 11 and 12, which represent I think certainly that answers where we were, where we are and what we need. And I think you have a pretty good view of where we are and where we will be post Genlyte. I think that answers in a long way your question.

Operator

(OPERATOR INSTRUCTIONS) Didier Scemama, ABN AMRO.

Didier Scemama - ABN AMRO - Analyst

ABN AMRO. A couple of questions, if I may. First question, I know that it is not guidelines for the future but more of a historical pattern but respect you in the last three years you have returned about 60% of the excess capital to shareholders and 40% for acquisitions. With this deal would you say that the balance is clearly pointing towards more sort of capital return to shareholders in the next 12 months? That is my first question. And second, within green light revenues can you maybe just give us a brief overview of the geographical exposure, i.e. East Coast, West Coast and maybe even more the mainland United States of America please, that would be useful.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think I will take the first one and Theo I will let you answer the second one on the geographic mix of the Genlyte revenue. I think nothing has changed. I explained that this is an acquisition which had been larger than in past acquisitions but for reasons which are, I would say much more coincidental. We were not trying to do something bigger. We were trying to address an issue which by the way had been flashed to us, a signal to us time after time on the road, which was a strategy gap in luminaires in the US. The in-depth call so far we’ve tried to answer A, we agreed with that, we didn’t want to be too obvious about it for reasons which I’m sure you fully understand but we obviously fully agreed with that.

And in terms of the timing I think we’ve explained why we’re doing it now. So I don’t think there is anything changed, versus what we’ve said. I think if you look back the ratios that you are mentioning are correct. We’ve always, as you know, kept the only elements of flex we’ve left looking forward in our capital reallocation is the mix between M&A and capital reallocation to shareholders. We’ve always said that shareholders were important for us, that the acquisition which we would do would have to be value creative and completely synergistic, i.e. not taking the market by surprise.

And we’ve said as well that we would continue to work to make capital reallocation to shareholders as tax efficient as possible. And I think hopefully that today, everything that you know today is continuing to demonstrate that. In terms of talking to the shareholders for the portion which relates to them as I said earlier on this call, next news mid-January. But nothing new I would say in terms of the rationale, the method and I would say the matrix in terms of objective we follow and the criteria we try to implement. I don’t think there is anything new there.

Didier Scemama - ABN AMRO - Analyst

Okay.

Theo van Deursen - Philips Lighting - EVP, CEO

Can you repeat the question once more to make sure that I understood it well?

Didier Scemama - ABN AMRO - Analyst

I was just wondering whether there was any sort of geographical exposure that you are aware of; is it like evenly split sort of in the United States or is it more exposed to the East Coast or West Coast or maybe the Midwest, for instance?

Theo van Deursen - Philips Lighting - EVP, CEO

You mean Genlyte?

Didier Scemama - ABN AMRO - Analyst

Yes.

Theo van Deursen - Philips Lighting - EVP, CEO

Genlyte is the number one player in the South and in the West. They are the biggest areas and the fastest growing areas. And they are the number two players in the Midwest and the Northeast.

Didier Scemama - ABN AMRO - Analyst

Okay, thanks.

Operator

Jan Berghuis.

Jan Berghuis - Kempen & Co. - Analyst

Kempen & Co. I had a question on the manufacturing base. Can you indicate how much of the production is outsourced and at what locations?

Theo van Deursen - Philips Lighting - EVP, CEO

Most of the products that they sell they produce themselves in a large number of operations they have in the United States.

Jan Berghuis - Kempen & Co. - Analyst

Okay.

Operator

Thank you, Mr. Sivignon. There are no further questions. Please continue with any other points you may wish to raise.

Pierre-Jean Sivignon - Royal Philips Electronics - EVP, CFO

I think Theo van Deursen and myself, we would like to thank you very much for attending this call. We want to thank you for your questions. And I’m sure that in the weeks to come we will have plenty of opportunity to update you on the progress made on the closing of this transaction. And post closing certainly on the progress made by Philips Lighting in North America in the domain of luminaires. Thank you very much to everybody. Goodbye.

Operator

Thank you. Ladies and gentlemen, this concludes the Royal Philips Electronics conference call on the 26th of November 2007. Thank you for your participation. You may now disconnect.

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